Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: August 4, 2003

ALTANA Aktiengesellschaft

(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

This Report on Form 6-K contains:

—	Press Release of August 4, 2003

—	Interim Report as to June 30, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: August 4, 2003	By:	/s/ Dr. Hermann Küllmer

Name: Dr. Hermann Küllmer Title: Chief Financial Officer and Member of the Management Board

/s/ Dr. Rudolf Pietzke

Name: Dr. Rudolf Pietzke Title: General Counsel

Press release	ALTANA AG

Postfach 1244 61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany

T +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 PR@altana.de www.altana.com

ALTANA: Strong profit growth in the first half year

Profit before taxes (EBT) rises 25%; operating growth margin 28%

Bad Homburg, August 4, 2003 - ALTANA AG (NYSE: AAA; FSE: ALT), Bad Homburg, reported sales of approximately €1.4 billion for the first half of 2003, up 7% on the equivalent previous year’s figure of approximately €1.3 billion. “We remain on target to achieve a further double-digit increase in operating growth by the end of the year”, commented Dr. h.c. Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG. Expressed in local currencies, ALTANA improved its sales performance by 17%. The strong € cut 8% of growth.

ALTANA achieved by far the greater part of its sales revenue, around 83%, outside Germany. At approxi-mately €1.1 billion, sales generated by international operations were 10% up on the previous year (2002: approximately €1 billion). The North American region merits special mention: sales in this important market were up 28% to €435 million (2002: €341 million). In Germany, where the 6% state-enforced discounting have already had a negative impact on domestic pharmaceuticals turnover, ALTANA reported sales of €235 million (2002: €244 million), 4% less on the comparable previous year’s figure.

Operating profits rose distinctly more sharply than sales. EBITDA grew by 19% to reach €382 million (2002: €320 million), whilst consolidated operating profit (EBIT) was up by 24% to €324 million (2002: €262 million). At €329 million, profit before taxes (EBT) also rose by 25% on the comparable previous year’s figure (€264 million).

This growth in profits is also reflected in the key returns indicators: the operating return (EBITDA) stands at 28.1% after the first six months (2002: 25.2%). At 24.2%, the return on sales before taxes (EBT) also improved (2002: 20.8%). Profit after taxes rose by 16% to €193 million over the first half of 2003 (2002: €166 million) with a tax quote of 41.4% (2002: 37.1%). This translates as a 17% rise in earnings per share, which now stand at €1.41 (2002: €1.21).

The mid-year headcount is approximately 10,000 employees as against about 9,500 at the same time last year (+5%). Approximately 5,500 employees are working outside Germany, approximately 4,500 in Germany.

ALTANA Pharma achieves further high growth rates: Pantoprazole reports 30% growth
ALTANA Pharma AG, Constance, boosted sales by 12% over the first half of 2003, from €878 million to €982 million. Adjusted for exchange rate effects (9%) and the divestment of the Diagnostics activities (3%), operating sales were up by 24%. The core Therapeutics business achieved a 17% increase in sales to €854 million (2002: €729 million). The main pillar of sales is the gastrointestinal drug Pantoprazole (e.g. Pantozol®/ Protonix®). ALTANA Pharma generated own sales of €560 million with this drug, which is equivalent to an increase of 30% (2002: €432 million). Including all our sales partners, world-wide sales grew to almost €1.1 billion over the first six months of 2003 (2002: €912 million), up 20% on the previous year’s figure. In the U.S., the Pantoprazole market share of new PPI prescriptions stood at 17.7% in the relevant market segment as of the end of June and sales in US-$ rose by 53% in the first half year. The U.S. Patent Office recently extended patent protection for Pantoprazole to July 2010.

Over the first half of 2003, ALTANA Pharma’s profit before taxes improved 32% on the previous year’s €224 million, taking them to €296 million. Measured in terms of EBITDA, the operating return was 33.8% (2002: 29.8%). The return on sales (EBIT) also increased to 29.8% (2002: 25.4%). The significant growth in profits was powered by even higher sales of Pantoprazole, the positive impact on profits deriving from the disposal of the Chromagen product range for US-$ 22 million, plus the first-quarter milestone payment of €28 million in relation to our Roflumilast partnership with Pfizer.

Progress with our key respiratory product candidates, Alvesco® and Roflumilast, both now in Phase III of clinical development, continues well. Our co-operation partner Aventis has completed the clinical activities associated with the U.S. submission of Alvesco® and plans to file for approval in the U.S. in the second half year of 2003. Approval in Great Britain (EU reference country), Australia, Canada and Switzerland is expected for the current year. Launch in the first countries is expected in late 2003/early 2004. The application for approval in Europe for Roflumilast, a PDE4-inhibitor (indications asthma and COPD) is still on target for preparation towards the end of 2003.

ALTANA Pharma officially opened the ALTANA Research Institute (ARI) in Waltham/Boston in June. Together with our strategic partner, GPC Biotech (Munich), the ARI will focus on identifying new therapies in our core areas of research: gastroenterology, respiratory and oncology.

In early July, a second ALTANA Pharma field sales team of around 300 employees started in the U.S. marketing ALTANA’s Pantoprazole (Protonix® by Wyeth in the USA). ALTANA Pharma has thus built up a U.S. field sales force of around 600 employees within 12 months, thereby pursuing its strategy to establish a fully integrated U.S. organization.

ALTANA Chemie: Sales growth in local currencies
ALTANA Chemie AG, Wesel, achieved a 2% increase in operating sales at the end of the first half of 2003. Due to the considerable negative impact of currency fluctuations and the continuing difficult economic environment, sales decreased slightly to €376 million (2002: €389 million).

Sales in the Additives & Instruments business unit totaled €158 million, a slight increase over the previous year. Expressed in local currencies, the growth rate was 7%. At €113 million, Coatings & Sealants achieved sales on a par with last year’s level. The Electrical Insulation business unit reported sales of €105 million, which, due to the strong negative impact of exchange rate effects, was below last year’s €120 million. Currency-adjusted sales declined 4%.There was modest growth in Europe. At €323 million, international sales accounted for 86% of total sales.

Profit before taxes fell from €58 million in the same period of 2002 to €47 million, mainly due to considerable exchange rate losses. The return on sales therefore dipped to 12.5% as against last year’s 15.0%. However, the EBITDA margin of 18.6% indicates a high level of profitability on an international sectoral comparison.

The acquisition of the electrical insulation business of Schenectady International Inc./USA, which generates sales of around USD 90 million, is set to go ahead subject to approval by the regulatory authorities.

Outlook 2003: Growth trend continues
Following the encouraging business performance over the first six months of this year, we expect an unchanged positive operating business development in the second half of the year. We maintain our forecast for the ALTANA Group of a further double-digit growth in sales and profits in local currencies for the year 2003. Given the strong second half of 2002, however, we expect to see the previous growth dynamics tail off somewhat over the second half of the year 2003 but the prevailing growth trend will continue. Converted to €, we anticipate a single-digit increase in sales based on the current currency situation. Group profits should develop significantly better than sales. A double-digit increase — also in € — seems to be achievable, provided that there will be no further currency fluctuations. High investments in the future (Research & Development, production) as well as the creation of new jobs will be carried on.

Key indicators: 1st half 2003

ALTANA Group	1-6 2003	1-6 2002	Change

	in € millions	in € millions	in %

Sales	1,358	1,267	+ 7
Profit before interest, taxes, depreciation and amortization (EBITDA)	382	320	+ 19
Profit before interest and taxes (EBIT)	324	262	+ 24
Profit before taxes (EBT)	329	264	+ 25
Return on sales (EBT) in %	24,2	20,8	—
Profit after taxes (EAT)	193	166	+ 16
Earnings per share in €	1.41	1.21	+ 17
Employees (30.6.)	9,975	9,491	+ 5

The full quarterly report is available at the ALTANA Homepage — www.altana.com

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA group, and estimates for the achievement of certain milestones in the development of ALTANA’s pharmaceuticals under development, including Alvesco® and Roflumilast. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include exchange rates and currency effects ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com.

For inquiries:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
T: +49 (0) 6172 — 1712 160
T: +49 (0) 6172 — 1712 168
F: +49 (0) 6172 — 1712 158

Investor Relations:
T: +49 (0) 6172 — 1712 163
T: +49 (0) 6172 — 1712 165
F: +49 (0) 6172 — 1712 158

Investor Relations USA:
T: +1 212 974 98 00
F: +1 212 974 61 90

Interim Report
as of June 30, 2003

At a Glance

in € million	1-6 2003	1-6 2002	Δ%

Sales	1,358	1,267	7
Profit before interest, taxes, depreciation and amortization (EBITDA)	382	320	19
Profit before interest and taxes (EBIT)	324	262	24
Profit before taxes (EBT)	329	264	25
Return on sales (in %)	24.2	20.8	—
Income before minority interests (EAT)	193	166	16
Earnings per share (EPS, in €)	1.41	1.21	17
Cash flow from operating activities	231	170	36
Capital expenditure on property, plant and equipment	77	92	-16
Number of employees (June 30)	9,975	9,491	5

Sales performance of the Group

ALTANA Group: Sustained double-digit growth in operating sales

At the end of the first six months of this year, the ALTANA Group reported sales of € 1,358 million, i.e. 7% up on the equivalent previous year’s figure of € 1,267 million. Exchange rate movements, primarily the U.S. dollar and the Latin American currencies, again had a substantial negative impact on second quarter sales performance. Adjusted for exchange rate fluctuations (-8%) and divestment effects from the disposal of the Diagnostics business, operating growth during the first half of the year remained stable at 17%.

This was essentially due to the Group’s international business activities, which, at € 1,123 million, now represent 83% of consolidated sales, a 10% increase over the previous year. In the important North American market, sales were up 28% on last year (€ 341 million) to € 435 million. The growth rate in Europe (excluding Germany) was 7% (€ 446 million).

Profit situation of the Group

Profit before taxes (EBT) up by 25%

Following on from an exceptionally strong increase in profits at the start of the year, second quarter profits again rose distinctly more sharply than sales, despite the slowdown in growth dynamics. Profit before taxes (EBT) as of the end of June was € 329 million. This is equivalent to a year-on-year increase of 25%. The return on sales improved accordingly from 20.8% to 24.2%. The EBIT margin rose from 20.7% to 23.8%. The operating return measured in terms of EBITDA was 28.1% (previous year: 25.2%). Income before minority interests (EAT) is € 193 million (+16%) for the period under review. This translates as a 17% rise in earnings per share, which now stands at € 1.41.

Key profit figures

	1-6 2003		Δ%	1-6 2002

	€ million	%		€ million	%
Sales	1,358	100	7	1,267	100
Gross profit on sales	899	66.2	10	818	64.6
Profit before interest, taxes, depreciation and amortization (EBITDA)	382	28.1	19	320	25.2
Profit before interest and taxes (EBIT)	324	23.8	24	262	20.7
Profit before taxes (EBT)	329	24.2	25	264	20.8
Income before minority interests (EAT)	193	14.2	16	166	13.1
Earnings per share (EPS, in €)	1.41		17	1.21

	Q2 2003		Δ%	Q2 2002

	€ million	%		€ million	%
Sales	680	100	4	653	100
Gross profit on sales	454	66.7	6	426	65.3
Profit before interest, taxes, depreciation and amortization (EBITDA)	176	25.9	8	162	24.8
Profit before interest and taxes (EBIT)	147	21.5	10	134	20.5
Profit before taxes (EBT)	152	22.3	13	135	20.6
Income before minority interests (EAT)	89	13.1	5	85	12.9
Earnings per share (EPS, in €)	0.65		5	0.62

Pharmaceuticals Division:

Sales performance

ALTANA Pharma: Double-digit growth in core business

ALTANA Pharma AG achieved sales of € 982 million over the first half of 2003, which is equivalent to nominal growth of 12% on the previous year’s figure of € 878 million. Adjusted for exchange rate effects (-9%) and the divestment of the Diagnostics activities, the 24% increase in operating sales reflects the strength of our business.

Up by 17% to € 800 million, international sales revenues continue to drive growth forwards. Overall, foreign sales account for 82% of total sales income (previous year: 78%). The strategically important North American market again reported the highest rate of growth, up 42% to € 372 million.

Sales by business unit

in %	in € million	1-6 2003	1-6 2002

87	Therapeutics	854	729
5	OTC	52	55
6	Imaging	54	51
2	Other	22	43

100	Total	982	878

The strategically important core Therapeutics business grew by 17% to € 854 million during the period under review, thereby accounting for 87% of total sales in the Pharmaceuticals Division. Thanks to the uninterrupted growth dynamics of the gastrointestinal medication Pan-toprazole (Pantozol®/Protonix®), world-wide sales, i.e. including all our sales partners, grew by 20% to € 1,097 million as against
€ 912 million in the same period of the previous year. Once again, the highest growth rate (24%) was achieved in the U.S., taking sales to
€ 608 million. The market share of new PPI prescriptions in the U.S. also rose from 15.6% at the start of the year to 17.7% as of the end of June. Sales generated by ALTANA itself increased from € 432 million to € 560 million (+30%) over this period.

Sales by region

in %	in € million	1-6 2003	1-6 2002

48	Europe	475	460
	Germany	182	193
38	North America	372	263
11	Latin America	106	125
3	Other regions	29	30

100	Total	982	878

Pharmaceuticals Division: Profit trend

Renewed increase in profits

After the first six months, the profit level in the Pharmaceuticals Division was substantially higher than in the same period of the previous year. The significant increase was powered by our blockbuster, Pantoprazole, plus the positive impact on profits deriving from the second-quarter disposal of the Chromagen and StrongStart product range for USD 22 million, and the first-quarter milestone payment (€ 28 million) from our co-operation partner, Pfizer. This resulted in a 31% increase in operating profit (EBIT) to € 293 million (previous year: € 223 million). The EBIT margin improved from 25.4% to 29.8% over the reporting period, whilst the EBITDA margin stood at 33.8% as against 29.8% the previous year. At € 296 million, profit before taxes were up 32% on the previous year’s € 224 million. The return on sales rose from 25.5% to 30.2%.

Further information

Research and development

In connection with the establishment of a fully integrated U.S. organization, the ALTANA Research Institute (ARI) was officially opened in June in Waltham/Boston. Together with our strategic partner, GPC Biotech (Munich), the ARI will focus on developing new therapies in our core areas of research: gastroenterology, respiratory and oncology.

Our pharmaceuticals research projects, especially with regard to pipeline candidates Alvesco® and Roflumilast, are progressing. Our co-operation partner Aventis has completed the clinical activities associated with the U.S. submission of Alvesco®. Approval proceedings are already underway in Great Britain (EU reference country), Australia, Canada and Switzerland. The application for approval in Europe for Roflumilast, a PDE4-inhibitor, (indications asthma and COPD) is still on course for preparation towards the end of 2003.

Expenditure on research and development over the first six months of this year totaled € 185 million (+15%), which is equivalent to 22% of the turnover generated with therapeutics.

Sale of the Chromagen and StrongStart product lines

The sale of the Chromagen and StrongStart product ranges, which were previously marketed by ALTANA Pharma’s U.S. subsidiary, Savage, was concluded in the second quarter of 2003. The disposal of these drugs, which were used in the U.S. to treat anemia in pregnancy, is part of a strategic decision to focus on innovative therapeutics.

Capital expenditure

Capital expenditure on property, plant and equipment to the end of the reporting period totaled € 45 million (previous year: € 60 million). Most of this went on the research facilities at the Constance site and on the expansion of the production capacities at the Singen site.

Employees

Of the total 7,583 employees working in the Pharmaceuticals Division (+5%), 3,398 were employed in Germany and 4,185 abroad as of the end of June.

Chemicals Division: Sales performance

ALTANA Chemie: Increased sales in local currencies

Over the first six months of the year, ALTANA Chemie AG achieved a 2% increase in operating sales when adjusted for acquisitions and exchange rate effects. The substantial negative impact of currency fluctuations and the continuing difficult economic environment have kept sales (€ 376 million) nominally below the previous year’s level of € 389 million. Sales in the Additives & Instruments business unit totaled € 158 million, a slight

Sales by business unit

in %	in € million	1-6 2003	1-6 2002

42	Additives & Instruments	158	156
30	Coatings & Sealants	113	113
28	Electrical Insulation	105	120

100	Total	376	389

increase over the previous year. Expressed in local currencies, the growth rate was 7%. At € 113 million, Coatings & Sealants achieved sales on a par with last year’s level. The Electrical Insulation business unit reported sales of € 105 million, which, due to the strong negative impact of exchange rate and economic effects, was below last year’s performance of € 120 million (currency-adjusted sales decline 4%).

There was modest growth in European sales. At € 323 million, international sales accounted for 86% of total sales.

Sales by region

in %	in € million	1-6 2003	1-6 2002

55	Europe	206	203
	Germany	53	51
17	North America	63	78
20	Other regions	74	75
8	Asia	33	33

100	Total	376	389

Chemicals Division: Profit trend

Currency movements impact negatively on profit

Over the first half year, the Chemicals Division has seen profit before taxes fall from € 58 million in the same period of the previous year to € 47 million in 2003, mainly due to exchange rate losses. The return on sales therefore dipped to 12.5% as against last year’s 15.0%. However, the EBITDA margin of 18.6% indicates that ALTANA Chemie is still highly profitable.

Further information

Acquisition

In April this year, ALTANA Chemie announced its intention to acquire the global electrical insulation operations of Schenectady International Inc. (SII). In 2002 SII achieved sales of about USD 90 million in this business. This move will improve the presence of the Electrical Insulation business unit in all the major markets, especially in Asia. The acquisition is still subject to approval by the regulatory authorities.

Capital expenditure

All in all, € 26 million was spent on property, plant and equipment in the first six months of 2003 (previous year: € 26 million). Most of this went on expanding the production facilities for additives at the Wesel site.

Employees

The total headcount in the Chemicals Division was 2,329 as of June 30, 2003, 3% higher than in the previous year. Of these, 1,058 were employed in Germany and 1,271 abroad.

Segment reporting

in € million	Pharmaceuticals	Chemicals	Holding	Group

Sales
1-6 2003	982	376	—	1,358
1-6 2002	878	389	—	1,267
Operating income (EBIT)
1-6 2003	293	51	-20	324
1-6 2002	223	62	-23	262
Profit before taxes (EBT)
1-6 2003	296	47	-14	329
1-6 2002	224	58	-18	264
Capital expenditure[1]
1-6 2003	47	30	5	82
1-6 2002	62	33	6	101
Employees
June 30, 2003	7,583	2,329	63	9,975
June 30, 2002	7,193	2,252	46	9,491

[1]	Capital expenditure on property, plant and equipment and intangible assets

Asset and financial position of the Group

Sound balance sheet structure

The ALTANA Group’s total assets rose by 6% to € 2,406 million in the first six months of 2003. Around half this increase is due to a rise in inventories and receivables from goods and services. As of the accounting date, shareholders’ equity totaling €1,293 million covered 54% of total assets.

Cash flow

Cash flow provided by operating activities amounted to € 231 million, up 36% on the previous year thanks to improved profit performance and a disproportionately low increase in working capital compared to the expansion in business operations. Cash flow used in investing activities primarily includes € 82 million on capital expenditure, which was offset by divestment proceeds (Diagnostics business, Chromagen and StrongStart product range). Cash flow used in financing activities essentially includes the dividend payment of € 103 million for the previous year. Group liquidity, consisting of cash equivalents and securities, rose by € 37 million to € 621 million. It accounts for 26% of total assets.

ALTANA Group

Consolidated Cash Flow Statement

in € million	1-6 2003	1-6 2002

Cash flow provided from operating activities	231	170
Cash flow used in investing activities	-48	-72
Cash flow used in financing activities	-150	-137
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	-2	-10

Net change in cash and cash equivalents	31	-49

Cash and cash equivalents as of Jan. 1	323	254

Cash and cash equivalents as of June 30	354	205

Outlook

ALTANA Group: Growth trend continues

Following the encouraging business performance over the first six months of this year, we expect an unchanged positive operating business development in the second half of the year. We maintain our forecast for the ALTANA Group of a further double-digit growth in sales and profits in local currencies for the year 2003. Given the strong second half of 2002, however, we expect to see the previous growth dynamics tail off somewhat over the second half of the year 2003 but the prevailing growth trend will continue. Converted to euros, we anticipate a single-digit increase in sales based on the current currency situation. Group profits should develop significantly better than sales. A double-digit increase – also in euros – seems to be achievable, provided that there will be no further currency fluctuations. High investments in the future (Research & Development, production) as well as the creation of new jobs will be carried on.

ALTANA Pharma: Strong operating growth sustained

We expect the Pharmaceuticals Division to sustain its growth, particularly in the core Therapeutics business, and we forecast double-digit increases in sales and profits in local currencies for the year 2003 as a whole. Panto-prazole is expected to achieve continued double-digit growth rates in all the important markets, especially in the U.S.

ALTANA Chemie: Waiting for the economy to pick up

Given that the economic situation in this sector remains difficult, we do not expect to see any substantial change in ALTANA Chemie’s business performance over the second half of the year. We assume, however, that there will be a moderate improvement in sales, whereas profits will be on prior-year’s level, both expressed in local currencies for the year 2003 as a whole.

ALTANA Share

The international stock markets developed on a rather firmer footing over the second quarter of 2003, particularly after the end of the global insecurity caused by the conflict in Iraq and in the wake of interest rate cuts by the central banks in the U.S. and Europe. Some positive corporate news was also beneficial to the recovery. In June, for example, the Dow Jones Index rose beyond the 9,000 mark, whilst the DAX Index also passed the psychologically important 3,000 mark. Up 11% to 3,221, the DAX reported its best half-year performance since 1998. The ALTANA share also made up the ground lost over the first quarter with a substantial recovery in the following three months, reporting a closing price of € 54.94, up 26% on the level at the start of the year. On the NYSE, the share rose by as much as 36% to USD 62 over the same period, thereby significantly outperforming the Dow Jones Index, which gained 7% in value. At the end of June, ALTANA was ranked 22 and 21 in the DAX ranking list issued by the Germany stock exchange in terms of total trading volume and market capitalization (31.03: 24 and 19). The market capitalization of ALTANA AG had grown to € 7.7 billion by the end of the first half of 2003.

ALTANA Group Half-Year Statement (abridged)

ALTANA Group Consolidated Balance Sheet

Assets	June 30,	Dec. 31,
in € million	2003	2002

Intangible assets, net	149	165
Property, plant and equipment, net	636	610
Long-term investments	17	15

Total fixed assets	802	790

Inventories	323	303
Receivables and other assets	575	524
Marketable securities	267	261
Cash and cash equivalents	354	323
Deferred tax assets	85	68

Total assets	2,406	2,269

Shareholders’ Equity and Liabilities	June 30,	Dec. 31,
in € million	2003	2002

Total Shareholders’ Equity	1,293	1,250
Minority Interests	8	8

Total provisions	584	563

Debt	112	117
Other Liabilities	409	331
Total Liabilities	521	448

Total Liabilities and Shareholders’ Equity	2,406	2,269

ALTANA Group Statement of Changes in Equity

in € million	1-6 2003	1-6 2002

Shareholders’ Equity (Jan. 1)	1,250	1,170
Dividend for the prior year	-103	-96
Net income	193	166
Translation adjustments	-10	-58
Purchase of treasury shares	-47	-58
Change of revaluation reserve	10	-15

Shareholders’ Equity (June 30)	1,293	1,109

ALTANA Group Consolidated Income Statement

in € million	Q2 2003	Q2 2002	1-6 2003	1-6 2002

Sales	680	653	1,358	1,267
Cost of sales	-226	-227	-459	-449
Gross profit	454	426	899	818
Selling and distribution expenses	-182	-153	-345	-301
Research and development expenses	-108	-99	-203	-178
General administrative expenses	-31	-40	-65	-66
Other operating income and expenses	14	–	38	-11
Operating income	147	134	324	262
Financial income	5	1	5	2
Income before taxes and minority interests	152	135	329	264
Income tax expense	-63	-50	-136	-98
Income before minority interests	89	85	193	166
Minority interests	–	–	–	–

Net income	89	85	193	166

Basic earnings per share (in €)	0.65	0.62	1.41	1.21

Weighted average common shares outstanding Jan. 1-June 30 (thousand)			136,470	137,072

The present report of the ALTANA Group for the first half 2003 was prepared in compliance with the International Accounting Standard 34. The same accounting policies are applied as for the preparation of the consolidated financial statements for the year 2002.

This report is unaudited.

This Half-Year Report contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this Interim Report include the completion of the acquisition of the worldwide electrical insulation business of Schenectady, market sales projections for Pantoprazole, revenue and earnings projections for the ALTANA group, and estimates for the achievement of certain milestones in the development of ALTANA’s pharmaceuticals under development, including Alvesco® (Ciclesonide), and Roflumilast. These statements are based on beliefs of ALTANA’s Management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the future development of currency exchange rates as well as ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

If you have any queries or require further information, please contact ALTANA AG, Corporate Communications.

Visit our Web site www.altana.com for up-to-date news and background information on the ALTANA Group.

ALTANA AG Dr. Thomas Gauly Senior General Manager Head of Corporate Communications & Investor Relations T +49 (0) 6172/1712 -153 F +49 (0) 6172/1712 -158

Investor Relations Sandra Fabian T +49 (0) 6172/1712 -163 F +49 (0) 6172/1712 -158	Dr. Harald Schäfer T +49 (0) 6172/1712 -165 F +49 (0) 6172/1712 -158

In the U.S.: Markus Launer T +01 212/974 9800 F +01 212/974 6190

Media Relations Steffen Müller T +49 (0) 6172/1712 -160 F +49 (0) 6172/1712 -158

ALTANA AG Corporate Communications Herbert-Quandt-Haus Am Pilgerrain 15 61352 Bad Homburg v. d. Höhe Germany PR@altana.de www.altana.com

Financial Calendar 2003/2004

Report on Q3 2003	November 6, 2003
Press Conference	November 6, 2003
Analysts’ Meeting	November 6, 2003
Report on Sales 2003	January 27, 2004
Report on Business Year 2003	March 18, 2004
Press Conference	March 18, 2004
Analysts’ Meeting	March 18, 2004
Annual General Meeting	May 5, 2004

Kindly note that the above mentioned dates might be subject to change.